Exhibit 99.1

Fort Technology Signs Agreements for the Acquisition of Logia USA - Fuel Integrity Solutions for Data Centers Company

Toronto, Ontario, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (Nasdaq: FRTT, TSXV: FORT) (“Fort” or the “Company”), today announced that it has entered into a share transfer agreement dated August 11, 2026 (the “Share Transfer Agreement”), with Logia USA Inc. (“Logia USA”), a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the US, and its founder and sole shareholder, Yair Harel (the “Founder”), to acquire 50.1% of the issued and outstanding shares of Logia USA (the “Acquisition”). The Founder is an arm’s length party to the Company.

Under the Share Transfer Agreement, Fort will acquire 50.1% of the issued and outstanding equity of Logia USA in exchange for common shares of Fort (the “Common Shares”, and 132,603 Common Shares issued as consideration, “Payment Shares”) having an aggregate value of US$125,000. The Payment Shares will be issued at an issuance price equal to US$0.942664, or CAD$1.3142 using a Bank of Canada conversion rate of US$1:CAD$1.3942 as of August 10, 2026 (the “Fort Share Value”), being the average closing price per Common Shares on the Nasdaq for each of the 14 consecutive trading days ending on (and including) the trading day immediately preceding the effective date of the Share Transfer Agreement (the “Effective Date”).

Upon the closing of the Acquisition, Fort will hold 50.1% and the Founder will hold 49.9% of the outstanding common stock of Logia USA. Logia USA currently has outstanding liabilities in the aggregate amount of up to US$390,000 owed to Logia Israel.

In addition, as a condition to Fort’s entry into the Share Transfer Agreement, Logia USA will enter into a license agreement (the “Licensing Agreement”) with Logia Israel Ltd. (“Logia Israel”), an Israeli company wholly-owned by the Founder, pursuant to which Logia Israel will grant to Logia USA an exclusive and sublicensable license for the development, manufacture, and commercialization in the United States of automated fuel maintenance and integrity systems for standby power generation developed by or on behalf of Logia Israel. The license will have an initial term of five years, which Logia USA may extend for two additional five-year periods. Pursuant to the Licensing Agreement, Logia USA will pay to Logia Israel a licensing fee of US$125,000, which will be paid using the first advancement of the Facility (as defined below).

Since the late 2000s, the shift to ultra-low sulfur fuels has fundamentally changed the risk profile of standby power. Fuel degrades faster, absorbs water more readily, and creates conditions for bacterial growth, all while sitting undetected in the tank.

As a result, contaminated or degraded fuel has become a leading contributor to standby generator failures, often more significant than mechanical issues.

In data center environments, generator reliability is a critical component of overall system uptime. When a generator fails to start or sustain load due to fuel-related problems, it undermines the resilience of backup power systems designed to support continuous operations.

With the global data center market projected to grow from approximately US$300 billion in 2026 to about US$700 billion by 2034 (According Fortune Business Insights), maintaining fuel integrity is becoming an increasingly important operational priority.

Logia Israel’s automated systems provide continuous monitoring and filtration to maintain fuel quality to ASTM D975 standards, supporting reliable generator performance when power fails. The parties intend to expand these capabilities into the United States via Logia USA with a primary focus on the data center sector.

For a period of up to three years from the closing date of the Acquisition (the “Rebalancing Period”), an equity rebalancing mechanism (the “Equity Rebalancing Mechanism”) will apply to the outstanding securities of Logia USA. The structure is designed to align long-term interests and reward successful commercialization. Pursuant to the Equity Rebalancing Mechanism, if Logia USA achieves the aggregate sales thresholds set forth below during the Rebalancing Period, Logia USA shall issue to the Founder such number of additional shares of common stock (or if a more senior class of shares exists that of such senior class) of Logia USA as shall bring the Founder’s aggregate shareholding in Logia USA to the applicable percentage set forth below:

(i)	If Logia USA achieves aggregate sales exceeding US$50,000,000, Logia USA shall issue to the Founder such number of additional shares of common stock of Logia USA to bring the Founder’s percentage holding up to 70% and reduce Fort’s percentage holding to a minimum of 30% (the “First Rebalancing Threshold”);

(ii)	If Logia USA achieves aggregate sales exceeding US$100,000,000, Logia USA shall issue to the Founder such number of additional shares of common stock of Logia USA to bring the Founder’s percentage holding up to 80% and reduce Fort’s percentage holding to a minimum of 20%;

(iii)	If Logia USA achieves aggregate sales exceeding US$150,000,000, Logia USA shall issue to the Founder such number of additional shares of common stock of Logia USA to bring the Founder’s percentage holding up to 85% and reduce Fort’s percentage holding to a minimum of 15%; and

(iv)	If Logia USA achieves aggregate sales exceeding US$250,000,000, Logia USA shall issue to the Founder such number of additional shares of common stock of Logia USA to bring the Founder’s percentage holding up to 95% and reduce Fort’s percentage holding to a minimum of 5% (the “Final Rebalancing Threshold”).

For the purposes of the Equity Rebalancing Mechanism, “aggregate sales” means the cumulative revenue recognized by Logia USA from the Closing Date through the applicable determination date, and (b) compliance with the Net Profit Margin requirement shall be determined on the same cumulative basis for such period, which shall be based on the nearest annual or quarterly financial reporting period. For the avoidance of doubt, the nearest annual or quarterly financial reporting period may be in the future based on the date of determination. “Net Profit Margin” means with respect to any period, the ratio of net profit to revenue of Logia USA for such period, expressed as a percentage, calculated in accordance with US GAAP.

If the First Rebalancing Threshold is achieved, Fort’s interest in Logia USA will fall below 50% and Fort will cease to control Logia USA. If the Final Rebalancing Threshold is achieved, Fort’s interest will be reduced to 5%. Pursuant to the Share Transfer Agreement, Fort’s shareholding following any issuance pursuant to the Equity Rebalancing Mechanism shall be no less than 5% of the total issued and outstanding capital stock of Logia USA (the “Fort Minimum Holding”), and Fort will not participate in any dilution resulting from the Final Rebalancing Threshold issuance beyond the Fort Minimum Holding.

The achievement of each rebalancing threshold under the Equity Rebalancing Mechanism shall be determined by Logia USA based on its financial statements prepared in accordance with US GAAP. If either the Founder or Fort disputes such determination by written notice delivered within ten (10) business days, the matter shall be referred to an independent certified public accountant mutually agreed by the parties, which shall be one of the ‘Big Four’ global accounting firms(Deloitte, EY, KPMG, or PwC), and in the absence of agreement by chairman of the Israeli Institute of Certified Public Accountants, whose determination shall be given based on Logia USA’s books, shall be given within 21 days from the date such matter has been referred to them, and shall be final and binding absent manifest error.

If, at the time of the applicable rebalancing issuance, there are one or more additional shareholders of Logia USA other than Fort and the Founder (the “Additional Shareholders”), the shares to be issued to the Founder to achieve the applicable target percentage shall be calculated by reference to the total issued and outstanding capital stock of Logia USA as of the date of issuance (including all shares held by Additional Shareholders), and the dilution resulting from such issuance shall be borne by Fort and all Additional Shareholders on a pro rata basis in proportion to their respective shareholdings in Logia USA immediately prior to such issuance.

By way of illustration, if immediately prior to the Final Rebalancing Threshold issuance the capital stock of Logia USA is held as follows: Founder 60%, Fort 20%, and Additional Shareholders 20%, then following the Final Rebalancing Threshold issuance the Founder shall hold 95%, Fort shall hold 5%(having been protected from further dilution beyond its pre-issuance 20% holding only to the extent of the Fort Minimum Holding), and the Additional Shareholders shall hold near to 0%, having been fully diluted.

Concurrently with closing of the Acquisition, Fort will also enter into a credit facility agreement with Logia USA (the “Credit Facility Agreement”), which will provide Logia USA with a credit facility of up to US$2 million (the “Facility”) to support U.S. market entry, product development, operations, and growth. For so long as the Fort Shares remain listed on the TSX Venture Exchange, the Facility and any accrued interest thereon may not be settled through the issuance of securities of Logia USA without the prior approval of the TSX Venture Exchange.

The Facility will be advanced in tranches tied to agreed operational and sales milestones, as set forth in the chart below, and carry an interest rate of 6% per annum.

Tranche	Timeline	Logia USA Key Milestones(1)	Budget (Advance Payment) (USD)
1	Q3 2026	Budget Allocation: Company formation; hiring core team & advisors; initial inventory order; payment of US$125,000 license fee to Logia Israel pursuant to the Licensing Agreement Milestone for Payment: upon the execution of the Credit Facility Agreement	$400,000
2	Q4 2026	Budget Allocation: Completion of inventory production; finalize 2 major partnerships with a U.S. company Milestone for Payment: achieve US$200,000 in sales	$350,000
3	Q1 2027	Budget Allocation: Market entry expansion; establish distribution channels; initial marketing campaigns Milestone for Payment: grow sales to US$300,000	$300,000
4	Q2 2027	Budget Allocation: Strengthen U.S. operations; onboard additional partners; improve logistics & support infrastructure Milestone for Payment: grow sales to US$400,000	$250,000
5	Q3 2027	Budget Allocation: Launch second product iteration; expand sales team Milestone for Payment: reach US$500,000 quarterly sales	$200,000
6	Q4 2027	Budget Allocation: Strategic alliances; improve margins and supply chain efficiency Milestone for Payment: reach $600K quarterly sales	$200,000
7	Q1 2028	Budget Allocation: Scale operations; enterprise client acquisition Milestone for Payment: reach $800K quarterly sales	$200,000
8	Q2 2028	Budget Allocation: Profitability focus; optimize operations; prepare for fundraising/exit or major expansion Milestone for Payment: reach $1M quarterly sales	$100,000

Note:

(1)	Logia USA may reallocate funds between line items in the budget set forth above, provided, that the aggregate amount of the budget is not exceeded and such reallocation is consistent with the business plan of Logia USA.

Upon the occurrence and during the continuance of certain events of defaults under the Credit Facility Agreement and pursuant to the Share Transfer Agreement, Fort will have the right to require Logia USA to issue newly issued equity securities of Logia USA, such that Fort will hold 85% of the issued and outstanding securities of Logia immediately following such issuance (the “Default Issuance”). The Equity Rebalancing Mechanism will be suspended and shall not apply for so long as Fort holds 85% or more of the issued and outstanding equity securities of Logia USA as a result of the Default Issuance.

Following the date of the closing of the Acquisition (the “Closing Date”) and until the occurrence of the First Rebalancing Threshold, the Founder shall have the right to designate and appoint one director to the board of directors of Logia USA, and Fort shall have the right to designate and appoint the remaining two directors. Upon the occurrence of the First Rebalancing Threshold, or in any other event that Fort ceases to hold more than 50.1% of Logia USA’s equity, the foregoing designation rights shall automatically be reallocated such that the Founder shall thereafter have the exclusive right to designate and appoint two directors to the board of directors of Logia USA, and Fort shall thereafter have the exclusive right to designate and appoint one director.

The Share Transfer Agreement also establishes a governance framework for Logia USA, including minority protective rights, which will be held by whichever party holds less than 50% of the issued and outstanding equity of Logia USA at any time provided that such party holds at least 5% of the issued and outstanding equity of Logia USA (the “Minority Shareholder”). Certain actions may not be taken without the prior written approval of the Minority Shareholder. Fort and the Founder will also each be entitled to receive customary financial, operational and other material information concerning Logia USA. Each of Fort and the Founder will be subject to certain transfer and sale restrictions of securities of Logia USA, including drag-along rights and tag-along rights. The transfer of common stock of Logia USA and the exercise of the drag-along rights and tag-along rights by Fort will be subject to the approval of the TSX Venture Exchange, if applicable.

The Founder will continue to lead Logia USA as Chief Executive Officer under a consulting US$140,000 per year. In addition to such fee, in each fiscal year in which the operating profit of Logia USA exceeds US$5,000,000, the Founder will be entitled to a bonus equal to 10% of the net profit (after allocation of the profitability bonus) on payment terms determined by the Board.

Common Shares having an aggregate value of up to US$2,500,000 upon the achievement of certain milestones (the “Compensation Shares”) as set forth below:

Tranche	Timing	Milestone	Value (USD$)	Number of Shares
1	Q2 2027	Achievement of the Logia USA milestones through Q2 2027(1)	$500,000	530,412
2	Q2 2028	Full completion of all Logia USA milestones(2)	$1,000,000	1,060,823
3	Q3 2028	Annual operational profit of Logia USA exceeding US$10,000,000	$1,000,000	1,060,823

Notes:

(1)	Such milestones include: company formation, hiring core team and advisors, initial inventory order by Q3 2026; completion of inventory production, finalizing 2 major partnerships with a U.S. company, and achieving US$200,000 in sales by Q4 2026; market entry expansion, establish distribution channels, initial marketing campaigns, and grow sales to US$300,000 by Q1 2027; and strengthen U.S. operations, onboard additional partners, improve logistics and support infrastructure, and grow sales to US$400,000 by Q2 2027
(2)	Such milestones include all of the milestones listen in footnote (1) and the following: launch second product iteration, expand sales team, and reach US$500,000 quarterly sales by Q3 2027; strategic alliances, improve margins and supply chain efficiency, and reach US$600,000 in quarterly sales by Q4 2027; scale operations, enterprise client acquisition, and reach US$800,000 in quarterly sales by Q1 2028; and profitability focus, optimize operations, prepare for fundraising, exit or major expansion, and reach US$1,000,000 in quarterly sales by Q2 2028.

The Compensation Shares will be issued at the Fort Share Value. Notwithstanding the foregoing, in no event will an issuance of Common Shares cause the Founder, together with his affiliates or any person acting in concert with him, to beneficially own more than 9.99% undiluted of the issued and outstanding Common Shares (the “Ownership Cap”). In the event that an issuance of Common Share would cause the Founder to exceed the Ownership Cap, Fort will only issue such number of Compensation Shares to the Founder that would not cause the Founder to exceed the Ownership Cap with the balance to be held in abeyance until notice from the Founder that the balance may be issued in compliance with such limitation.

Closing of the Acquisition is expected to occur prior to October 1, 2026, and remains subject to customary conditions, including approval by the TSX Venture Exchange and satisfaction of other closing conditions. There can be no assurance that all conditions will be satisfied or that the transactions will be completed as contemplated. Logia USA is an early stage company which has not yet commenced sales in the United States. No finder’s fee is anticipated to be paid in connection with the Acquisition.

About the Company

Fort Technology Inc. operates a business as an established manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industries. Fort Technology Inc.’s material subsidiary, Fort Products Limited, has operated in the pest control industry since its incorporation in 2005 and has accumulated nearly 20 years of technical experience.

For further information, please contact:

Gabi Kabazo
Chief Executive Officer
Fort Technology Inc.
Telephone: (604) 833-6820
Email: Office@Fort-Tech.io

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including the completion of the proposed transaction with Logia USA, the receipt of TSX Venture Exchange approval, the satisfaction of closing conditions, the intention of the parties to expand into the United States and additional markets, with a primary focus on the data center sector, the anticipated growth of the global data center market and the achievement of milestones in the definitive agreement between the Company and Logia USA and in the Logia USA CEO Consulting Agreement, and statements regarding Fort’s intentions, objectives, plans, expectations, assumptions and beliefs about future events, including Fort’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement of Form 20-F (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.